UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 13 through July 16, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         KPN signs MoU’s for alternatives to MDF Access with Tele2-Versatel, Orange and
BBNed, dated 13 July 2007;

•                                         Progress on share repurchase program KPN, dated 16 July 2007.

Press release

KPN signs MoU’s for alternatives to MDF Access with Tele2-Versatel, Orange and BBNed	Date 13 July 2007
Number 051pe

Following constructive negotiations, KPN and Tele2-Versatel are pleased to announce that they have signed a Memorandum of Understanding (“MOU”) for the future use of MDF locations. The MOU allows KPN to proceed its All-IP programme in line with earlier announced principles, costs and timelines and allows Tele2-Versatel the continued delivery of unbundled access with own network infrastructure.

KPN and Tele2-Versatel have also agreed on the principles for various alternative access methods such as, wholesale broadband access, access to street cabinets based on SDF access, as well as other alternatives. Parties will further work out the principles laid down in the MOU over the coming months.

Eelco Blok (Board of Management KPN) commented: “This MoU is a milestone in the All-IP programme, as we have closed similar MOU’s with DSL operators Orange and BBNed. We are pleased that we can continue our relationships with other operators and that we can offer them a set of alternatives for access to our open network and in the meantime can proceed with the All-IP programme as planned.”

Henrik Ringmar (CEO Tele2-Versatel) commented: “I am pleased to say that we have been able to hold constructive discussions with KPN, that will enable Tele2-Versatel to continue to offer both to our business customers and consumers qualitative and price leading products based on our own infrastructure”

The MOU follows the request of the OPTA to reach a preliminary solution acceptable to all parties before July 15, 2007.

The MOU has been communicated to OPTA, who will take the MOU into account in its market analyses regarding All-IP, which will be published later in the year.

Press release

Progress on share repurchase program KPN	Date 16 July 2007
Number 052pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 9 July 2007 to 13 July 2007, it has repurchased 1.559.654 KPN ordinary shares at an average price of EUR 12.01. To date, approximately 49.4% of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 17, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel